

June 15, 2012

Via E-Mail
Mr. Mark A. Etnyre
Chief Financial Officer
LeapFrog Enterprises, Inc.
6401 Hollis Street, Suite 100
Emeryville, California 94608-1463

>   **Re: LeapFrog Enterprises, Inc.**
>   **Form 10-K for the Year ended December 31, 2011**
>   **Filed February 29, 2012**
>   **File No. 001-31396**

Dear Mr. Etnyre:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results and Operations, page 22

1. Please revise to discuss and analyze net sales and cost of sales (rather than just gross margins) separately for each segment. Because margins are impacted by both net sales and cost of sales, we believe a separate discussion of cost of sales results is appropriate and meaningful to investors.

Liquidity and Capital Resources, page 29

2. We note your disclosure that you expect that capital expenditures in 2012, including those for capitalized content and website development costs, will be funded with cash

flows generated by operations. Please revise to disclose an estimate of your expected capital expenditures for fiscal 2012.

3. We note your disclosure in Note 10 that undistributed earnings of the Company's foreign subsidiaries amount to approximately $11.3 million at December 31, 2011. Due to the significant amount of cash on the balance sheet, please revise the liquidity discussion in MD&A to disclose the amount of cash and short term investments held by foreign subsidiaries. Your disclosure should also include a statement that you would need to accrue and pay taxes if this amount was repatriated and that you do not intend to repatriate the funds.

Note 2. Summary of Significant Accounting Policies Revenue Recognition, page 46

4. We note your disclosure that net sales consist of gross sales less negotiated price allowances based primarily on volume purchasing levels, estimated sales returns, allowances for defective products, promotional markdowns, charge-backs and price changes, and cooperative promotional arrangements. If the amount of these discounts and allowances is material, please disclose this amount in your notes to the financial statements.

Note 13. Stock Based Compensation, page 58

5. We note your disclosure that in 2011 stock based compensation expense includes the reversal of $950,000 in stock option compensation expense in connection with the departure of certain senior level employees including the former CEO. Please explain to us the reason for the reversal in light of the fact that the recognition of stock based compensation is for past services performed. As part of your response please tell us why you believe it is appropriate to reverse the expense in 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief